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                     (SHEARMAN & STERLING LLP CHINESE LOGO)

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RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

Writer's Email Address:                                       November 27, 2006
Alan.Seem@shearman.com

Writer's Direct Number:
+86.10.5922.8002


VIA FACSIMILE
-------------

Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202


RE:   GUANGSHEN RAILWAY COMPANY LIMITED
      FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
      FILED JUNE 29, 2006
      FILE NO. 1-14362

Dear Ms. Singleton:

     We have been asked by our client, Guangshen Railway Company Limited ("Guangshen"), to confirm that they are in receipt of your recent letter commenting on Guangshen's Form 20-F for the fiscal year ended December 31, 2005. While Guangshen's management has devoted significant resources to ensure the timely responses to the comments from the Staff and are working diligently to do so, some of the responses by their nature will require a significant amount of time and effort. Therefore, Guangshen has asked us to request on their behalf an extension of the deadline for responding to December 15, 2006. Guangshen would be grateful if the Staff could accommodate this request.

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                                     * * * *


     Please direct any questions concerning this letter to the undersigned at +86.10.5922.8002.


                                            Very truly yours,

                                            /s/ Alan Seem
                                            -------------

                                            Alan Seem



cc:   Margery E. Reich, Senior Staff Accountant
      David R. Humphrey, Branch Chief
       Securities and Exchange Commission

      Mr. Yao Xiaocong
      Mr. Guo Xiangdong
       Guangshen Railway Company Limited